UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WuXi PharmaTech (Cayman) Inc.
(Name of Issuer)

Ordinary Shares, par value $0.02 per share
(Title of Class of Securities)

929352102
(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929352102	SCHEDULE 13G	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 929352102	SCHEDULE 13G	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 929352102	SCHEDULE 13G	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 929352102	SCHEDULE 13G	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 929352102	SCHEDULE 13G	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON GAP-W International, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 929352102	SCHEDULE 13G	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 929352102	SCHEDULE 13G	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 929352102	SCHEDULE 13G	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 929352102	SCHEDULE 13G	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 929352102	SCHEDULE 13G	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 929352102	SCHEDULE 13G	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,968,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,968,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,968,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 929352102	SCHEDULE 13G	Page 13 of 24 Pages

Item 1.	(a)	NAME OF ISSUER

WuXi PharmaTech (Cayman) Inc. (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	General Atlantic LLC (“GA LLC”);
(ii)	GAP (Bermuda) Limited (“GAP Bermuda GenPar”);
(iii)	General Atlantic GenPar (Bermuda), L.P. (“Bermuda GP”);
(iv)	General Atlantic Partners (Bermuda), L.P. (“GAP LP”);
(v)	GAP-W International, LP (“GAP-W”);
(vi)	GapStar, LLC (“GapStar”);
(vii)	GAP Coinvestments III, LLC (“GAPCO III”);
(viii)	GAP Coinvestments IV, LLC (“GAPCO IV”);
(ix)	GAP Coinvestments CDA, L.P. (“GAPCO CDA”);
(x)	GAPCO Management GmbH (“GmbH”); and
(xi)	GAPCO GmbH & Co. KG (“KG”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, CT 06830

(c)	CITIZENSHIP

(i)	GA LLC – Delaware
(ii)	GAP Bermuda GenPar – Bermuda
(iii)	Bermuda GP – Bermuda

CUSIP No. 929352102	SCHEDULE 13G	Page 14 of 24 Pages

(iv)	GAP LP – Bermuda
(v)	GAP-W – Bermuda
(vi)	GapStar – Delaware
(vii)	GAPCO III – Delaware
(viii)	GAPCO IV – Delaware
(ix)	GAPCO CDA – Delaware
(x)	GmbH – Germany
(xi)	KG – Germany

(d)	TITLE OF CLASS OF SECURITIES

Ordinary Shares, par value $0.02 per share (the “Ordinary Shares” or “Shares”).

(e)	CUSIP NUMBER

929352102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

As of December 31, 2010, the Reporting Persons owned the following number of shares:

(i)	GA LLC owned of record no Shares or 0.0% of the issued and outstanding Shares.
(ii)	GAP Bermuda GenPar owned of record no Shares or 0.0% of the issued and outstanding Shares.
(iii)	Bermuda GP owned of record no Shares or 0.0% of the issued and outstanding Shares.
(iv)
GAP LP owned 21,664,634 Shares, representing 6,701,058 Shares of record and 14,963,576 Shares issuable upon conversion of convertible notes owned by GAP LP, or 3.7% of the issued and outstanding Shares (including the Shares issuable upon conversion of the convertible notes).

(v)	GAP-W owned 8,242,101 Shares, representing 2,549,350 Shares of record and 5,692,751 Shares issuable upon conversion of convertible

CUSIP No. 929352102	SCHEDULE 13G	Page 15 of 24 Pages

notes owned by GAP-W, or 1.4% of the issued and outstanding Shares (including the Shares issuable upon conversion of the convertible notes).
(vi)
GapStar owned 494,523 Shares, representing 152,958 Shares of record and 341,565 Shares issuable upon conversion of convertible notes owned by GapStar, or 0.1% of the issued and outstanding Shares (including the Shares issuable upon conversion of the convertible notes).

(vii)
GAPCO III owned 1,973,087 Shares, representing 610,288 Shares of record and 1,362,799 Shares issuable upon conversion of convertible notes owned by GAPCO III, or 0.3% of the issued and outstanding Shares (including the Shares issuable upon conversion of the convertible notes).

(viii)
GAPCO IV owned 461,855 Shares, representing 142,856 Shares of record and 318,999 Shares issuable upon conversion of convertible notes owned by GAPCO IV, or 0.1% of the issued and outstanding Shares (including the Shares issuable upon conversion of the convertible notes).

(ix)
GAPCO CDA owned 41,214 Shares, representing 12,750 Shares of record and 28,464 Shares issuable upon conversion of convertible notes owned by GAPCO CDA, or 0.0% of the issued and outstanding Shares (including the Shares issuable upon conversion of the convertible notes).

(x)	GmbH owned of record no Shares or 0.0% of the issued and outstanding Shares.
(xi)
KG owned 90,988 Shares, representing 28,140 Shares of record and 62,848 Shares issuable upon conversion of convertible notes owned by KG, or 0.0% of the issued and outstanding Shares (including the Shares issuable upon conversion of the convertible notes).

GAP Bermuda GenPar is the general partner of Bermuda GP.  Bermuda GP is the general partner of GAP LP and GAP-W.  The members and officers of GapStar are certain Managing Directors of GA LLC.  GA LLC is the general partner of GAPCO CDA.  The Managing Directors of GA LLC are the directors, executive officers and voting shareholders of GAP Bermuda GenPar.  The managing members of GAPCO III and GAPCO IV are Managing Directors of GA LLC.  GmbH is the general partner of KG.  The Managing Directors of GA LLC make voting and investment decisions with respect to the securities held by KG and GmbH.  There are 27 Managing Directors of GA LLC.  Each of the Managing Directors of GA LLC disclaims ownership of the Shares except to the extent he has a pecuniary interest therein.  By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each owns of record.  GA LLC, GAP Bermuda GenPar, Bermuda GP, GAP LP, GAP-W, GapStar, GAPCO III, GAPCO IV, GAPCO CDA, GmbH and KG are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of

CUSIP No. 929352102	SCHEDULE 13G	Page 16 of 24 Pages

1934, as amended and may be deemed to beneficially own the number of Shares indicated below.

Amount Beneficially Owned:

Each of the Reporting Persons may be deemed to beneficially own 32,968,402 Shares.

Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 559,232,416 Ordinary Shares outstanding as of September 30, 2010 as reported in the Company’s Form 6-K (File No. 001-33623) filed with the Securities and Exchange Commission on November 20, 2010, each of the Reporting Persons may be deemed to beneficially own approximately 5.7% of the outstanding Ordinary Shares (including the Shares issuable upon conversion of the convertible notes).

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i)  Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares set forth on such Reporting Person’s cover page included herein.

(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 32,968,402 Shares that may be deemed to be owned beneficially by each of them.

Every one American Depositary Share of the Company represents eight Ordinary Shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP No. 929352102	SCHEDULE 13G	Page 17 of 24 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 929352102	SCHEDULE 13G	Page 18 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2011

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP (BERMUDA) LIMITED
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.
By:	GAP (Bermuda) Limited, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.
By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

CUSIP No. 929352102	SCHEDULE 13G	Page 19 of 24 Pages

GAP-W INTERNATIONAL, LP
By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GAPSTAR, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

CUSIP No. 929352102	SCHEDULE 13G	Page 20 of 24 Pages

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP No. 929352102	SCHEDULE 13G	Page 21 of 24 Pages

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (Previously filed.)

CUSIP No. 929352102	SCHEDULE 13G	Page 22 of 24 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 11, 2011

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP (BERMUDA) LIMITED
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.
By:	GAP (Bermuda) Limited, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

CUSIP No. 929352102	SCHEDULE 13G	Page 23 of 24 Pages

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.
By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GAP-W INTERNATIONAL, LP
By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GAPSTAR, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Vice President

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

CUSIP No. 929352102	SCHEDULE 13G	Page 24 of 24 Pages

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, its General Partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director